SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                  The Profit Recovery Group International, Inc.
                                (Name of Issuer)



                      Common Stock, no par value per share
                         (Title and Class of Securities)



                                   743 168 106
                                 (CUSIP Number)








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CUSIP NO. 743 168 106                                                Page 2 of 6



 (l)  Names of Reporting Persons S.S. or I.R.S. Identification
      Nos. of Above Persons

                                 Jonathan Golden

 (2)  Check the Appropriate Box if a Member of a Group

         (a)    .

         (b)    .

 (3)  SEC Use Only

 (4)  Citizenship or Place of Organization

                                  United States

Number of                  (5)  Sole Voting Power   -     752,993
Shares Beneficially
Owned by Each              (6)  Shared Voting Power  -    129,935(1)
Reporting Person With
                           (7)  Sole Dispositive Power -  752,993

                           (8)  Shared Dispositive Power -129,935(1)

 (9)  Aggregate Amount Beneficially Owned by Each Reporting
      Person

                                882,928 shares(1)

(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares _____.

(11) Percent of Class Represented by Amount in Row 9

                                                  3.7 percent(1)

(12)  Type of Reporting Person

                                       IN

(1) Includes 129,935 shares held by the Jonathan Golden Grantor Retained Annuity Trust, of which Mr. Golden's spouse is the sole trustee.
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CUSIP NO. 743 168 106                                                Page 3 of 6


Item l(a).  Name of Issuer:

         The Profit Recovery Group International, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

         2300 Windy Ridge Parkway, NW
         Suite 100, North
         Atlanta, Georgia 30339-8426

Item 2(a).  Name of Person Filing:

         See item (l) of the cover page

Item 2(b).  Address of Principal Business Office:

         2300 Windy Ridge Parkway, NW
         Suite 100, North
         Atlanta, Georgia 30339-8426

Item 2(c).  Citizenship:

         See item (4) of cover page

Item 2(d).  Title of Class of Securities:

         Common Stock, No Par Value Per Share

Item 2(e).  CUSIP Number:

         743 168 106

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

         (a)      Amount Beneficially Owned:

                  See item (9) of cover page

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CUSIP NO. 743 168 106                                                Page 4 of 6


         (b) Percent of Class:

             See item (11) of cover page

         (c) Number of shares as to which such person has:

              (i)     sole power to vote or to direct the vote:

                      See item (5) of cover page

             (ii)     shared power to vote or to direct the vote:

                      See item (6) of cover page

             (iii)    sole power to dispose or to direct the disposition of:

                      See item (7) of cover page

             (iv)     shared power to dispose or to direct the disposition of:

                      See item (8) of cover page

Item 5.  Ownership of Five Percent or Less of Class: [X]

                  This Amendment is filed to report that the Reporting Person ceased to be the holder of more than 5% of the Common Stock of the Registrant.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.  Identification and Classification of Members of the Group:

                  Not applicable

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CUSIP NO. 743 168 106                                                Page 5 of 6


Item 9.  Notice of Dissolution of Group:

                  Not applicable

Item 10. Certification:

                  Not applicable


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CUSIP NO. 743 168 106                                                Page 6 of 6


Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


/s/ Jonathan Golden                                   February 11, 1999
-------------------------------                       -----------------
 Jonathan Golden                                           Date

796387.1